EXHIBIT 99.1
                                                                    ------------


NEWS RELEASE

OCTOBER 15, 2004


ARC ENERGY TRUST ANNOUNCES FOURTH QUARTER CASH DISTRIBUTIONS
--------------------------------------------------------------------------------

CALGARY, OCTOBER 15, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust") announced today that a cash distribution of $0.15 per trust unit will be paid on November 15, 2004 in respect of October production. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the fourth quarter as follows:

        Record          Ex-Distribution      Distribution       Distribution
         Date                Date                Date             Per Unit
    --------------      ---------------      ------------       ------------
      October 31          October 27          November 15           $0.15
      November 30         November 26         December 15           $0.15*
      December 31         December 29         January 17            $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions.

Commodity prices and the U.S./Canadian exchange rate are expected to continue to fluctuate which may have an impact on cash distributions available for the remainder of 2004 and into 2005. The Trust maintains an active hedging program directed towards providing stable and predictable cash distributions.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.2 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
  Telephone: (403) 503-8600    Fax: (403) 509-6417    Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9